FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements
as of March 31, 2013 and 2012 and for the three month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements as of March 31, 2013 and for the three month period then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated income statements
Interim condensed consolidated statements of comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors of Cementos Pacasmayo S.A.A.

Introduction
We have reviewed the accompanying interim condensed consolidated financial statements of Cementos Pacasmayo S.A.A. (a Peruvian company) and Subsidiaries (together the "Group") as of March 31, 2013, comprising of the interim condensed consolidated statement of financial position as of March 31, 2013, and the related interim condensed consolidated income statements, comprehensive income, changes in equity and cash flows for the three–month period then ended and other explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
April 29, 2013

Countersigned by:

Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of March 31, 2013 (unaudited) and December 31, 2012 (audited)

	Note	As of March 31, 2013	As of December 31, 2012
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	3	1,005,910	473,785
Trade and other receivables		73,824	69,395
Income tax prepayments		22,397	21,464
Inventories	4	270,585	278,149
Prepayments		18,135	10,616
		1,390,851	853,409
Non-current assets
Other receivables		39,165	36,110
Available-for-sale financial investments	11	39,837	34,887
Property, plant and equipment	5	1,440,287	1,394,835
Exploration and evaluation assets		49,977	49,486
Deferred income tax assets		14,230	13,438
Other assets		1,210	1,159
		1,584,706	1,529,915
Total assets		2,975,557	2,383,324
Liabilities and equity
Current liabilities
Trade and other payables		119,318	132,764
Interest-bearing loans and borrowings	12	19,914	22,884
Income tax payable		92	75
Provisions	7	11,155	24,029
		150,479	179,752
Non-current liabilities
Interest-bearing loans and borrowings	12	762,067	192,571
Other non-current provisions		13,502	16,578
Deferred income tax liabilities, net		105,515	100,308
		881,084	309,457
Total liabilities		1,031,563	489,209
Equity
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		557,123	558,478
Legal reserve		109,662	105,221
Other components of equity		20,314	16,711
Retained earnings		612,498	570,878
Equity attributable to equity holders of the parent		1,881,561	1,833,252
Non-controlling interests		62,433	60,863
Total equity		1,943,994	1,894,115
Total liabilities and equity		2,975,557	2,383,324

The accompanying notes are an integral part of the interim condensed consolidated statements of financial position.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated income statements
For the three-month periods ended March 31, 2013 and March 31, 2012 (both unaudited)

	Note	2013	2012
		S/.(000)	S/.(000)

Sales of goods	13	291,327	277,348
Cost of sales		(170,683)	(167,899)
Gross profit		120,644	109,449

Operating expenses
Administrative expenses		(43,751)	(42,552)
Selling and distribution expenses		(7,489)	(7,031)
Other operating expenses, net		(365)	(144)
Total operating expenses , net		(51,605)	(49,727)
Operating profit		69,039	59,722

Other income (expenses)
Finance income		7,505	6,051
Finance costs		(7,676)	(9,190)
Net loss from exchange difference		(3,109)	(499)
Total other expenses, net		(3,280)	(3,638)
Profit before income tax	13	65,759	56,084

Income tax expense	8	(20,654)	(16,160)

Profit for the period		45,105	39,924
Attributable to:
Equity holders of the parent		46,061	40,590
Non-controlling interests		(956)	(666)
		45,105	39,924
Earnings per share	10
Basic and diluted for the three-month periods attributable to equity holders of common shares and investment shares of the parent (S/. per share)		0.08	0.08

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of comprehensive income
For the three-month periods ended March 31, 2013 and March 31, 2012 (both unaudited)

	Note	2013	2012
		S/.(000)	S/.(000)

Profit for the period		45,105	39,924

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	11	4,950	7,537
Deferred income tax related to component of other comprehensive income	8	(1,483)	(2,257)
Exchange differences on translation of foreign operation		155	(67)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax		3,622	5,213

Total comprehensive income, net of income tax		48,727	45,137

Total comprehensive income attributable to:
Equity holders of the parent		49,664	45,810
Non-controlling interests		(937)	(673)

		48,727	45,137

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the three months ended March 31, 2013 and March 31, 2012 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additonal paid-in capital	Legal reserve	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the period	-	-	-	-	-	-	40,590	40,590	(666)	39,924
Other comprehensive income	-	-	-	-	5,280	(60)	-	5,220	(7)	5,213
Total comprehensive income	-	-	-	-	5,280	(60)	40,590	45,810	(673)	45,137

Issue of common and investment shares, note 1	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve	-	-	-	4,500	-	-	(4,500)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	1,857	1,857

Balance as of March 31, 2012	530,261	50,503	561,191	94,951	14,537	(1,288)	509,811	1,759,966	34,216	1,794,182

Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	46,061	46,061	(956)	45,105
Other comprehensive income	-	-	-	-	3,467	136	-	3,603	19	3,622
Total comprehensive income	-	-	-	-	3,467	136	46,061	49,664	(937)	48,727

Appropriation of legal reserve	-	-	-	4,441	-	-	(4,441)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	1,152	1,152
Other adjustments of non-controlling interests, note 1	-	-	(1,355)	-	-	-	-	(1,355)	1,355	-

Balance as of March 31, 2013	531,461	50,503	557,123	109,662	21,693	(1,379)	612,498	1,881,561	62,433	1,943,994

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three-month periods ended March 31, 2013 and 2012 (both unaudited)

	2013	2012
	S/.(000)	S/.(000)

Operating activities
Profit before income tax	65,759	56,084
Adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	12,267	11,947
Long-term incentive plan	1,625	1,500
Finance costs	7,676	9,190
Finance income	(7,505)	(6,051)
Recovery of provision for inventories carried at net realizable value	(791)	-
Other operating income, net	256	(676)
Working capital adjustments
Decrease (increase) in trade and other receivables	(1,416)	13,009
Increase in prepayments	(7,519)	(4,798)
Decrease (increase) in inventories	8,355	(12,330)
Decrease in trade and other payables	(36,947)	(39,696)
	41,760	28,179

Interests received	1,287	3,959
Interests paid	(1,443)	(8,324)
Income tax paid	(18,640)	(39,476)

Net cash flows provided by (used in) operating activities	22,964	(15,662)

Interim consolidated statements of cash flows (continued)

	2013	2012
	S/.(000)	S/.(000)

Investing activities
Increase in time deposits with original maturities greater than 90 days	(500,000)	(403,950)
Purchase of property, plant and equipment	(57,719)	(44,548)
Purchase of evaluation and exploration assets	(491)	(9,056)
Purchase of other assets	(51)	-
Net cash flows used in investing activities	(558,261)	(457,554)

Financing activities
Proceeds from issuance of senior notes	762,067	-
Proceeds from bank overdraft	19,914	-
Contribution of non-controlling interests	1,152	1,857
Payment of borrowings	(202,200)	(30,137)
Payment of bank overdraft	(13,255)	-
Proceeds from issuance of common and investment shares	-	666,180
Dividends paid	(157)	(205)
Net cash flows provided by financing activities	567,521	637,695

Net increase in cash and cash equivalents	32,224	164,479
Net foreign exchange difference	(99)	669
Cash and cash equivalents as of January 1	69,835	363,279

Cash and cash equivalents as of March 31	101,960	528,427

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of March 31, 2013 and 2012 (both unaudited), and December 31, 2012 (audited)

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of March 31, 2013 and December 31, 2012. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of March 31, 2013 and for the three-months ended March 31, 2013, were authorized for issue by the Management of the Company on April 29, 2013.

As of March 31, 2013, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2012.

Issuance of senior notes
The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction.  In connection with this, the Board of Directors´Meeting held on January 24, 2013 agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933.  Also it was agreed to list these securities in the Ireland Stock Exchange.  Consequently, on February 1, 2013, the Company issued Senior Bonds with a free value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$294,925,000. The Company intends to use the net proceeds from the offering to prepay certain of its existing debt and for capital expenditures to be incurred in connection with its cement business.   The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C. and Dinoselva Iquitos S.A.C. See note 12 for further details.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary Salmueras Sudamericanas S.A. held on November 12, 2012, agreed a contribution of S/.10,000,000. The General Shareholders´Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012, agreed a contribution of S/.20,000,000, to be held in two parts of S/.10,000,000 on the following dates: February 15 and May 15, 2012.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.  During the three-month period ended March 31, 2013 the contribution made by Quimpac S.A. amounts to S/.1,152,000 (S/.1,857,000 during the three-months ended as of March 31,2012).

Notes to interim condensed consolidated financial statements (continued)

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,355,000 during the three-months period ended March 31, 2013 and it was recognized as a change in additional paid-in capital and a credit in non-controlling interest.

2.	Basis of preparation and changes to the Group’s accounting policies
2.1	Basis of preparation -
The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value.  The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with Company’s annual consolidated financial statements as of December 31, 2012.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2012.

New standards, interpretations and amendments
Several new standards and amendments apply for the first time in 2013. However, they do not impact the interim condensed financial statements or the annual consolidated financial statements of the Group.

The nature and impact of each new standard/amendment is described below:
-	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1
The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have been presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment did not affect presentation and had no impact on the Company’s financial position or performance.

-	IAS 1 Clarification of the requirement for comparative information (Amendment)
The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information beyond the minimum required comparative period.  The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the “third balance sheet”) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes.  Under IAS 34, the minimum items required for interim condensed consolidated financial statements do not include a third balance sheet.

Notes to interim condensed consolidated financial statements (continued)

-	IAS 32 Tax effects of distributions to holders of equity instruments (Amendment)
The amendment of IAS 32 Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS12 to any income tax arising from distributions to equity holders.  The amendment did not have an impact on the interim condensed consolidated financial statements for the Company, as there is no tax consequences attached to cash or non-cash distribution.

-	IAS 34 Interim financial reporting and segment information for total assets and liabilities (Amendment)
The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 “Operating Segments”.  Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity´s previous annual consolidated financial statements for that reportable segment.  The Group provides this disclosure as total segment assets were reported to the chief operating decision maker (CODM).  As a result of this amendment, the Company now also includes disclosure of total segment liabilities as these are reported to the CODM. See note 13.

-	IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7
The amendment requires an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position.  The new disclosures are required for all recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32.  As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the Company.

-	IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements
IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the portion of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities.  IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor´s returns.  IFRS 10 had no impact on the consolidation of investments held by the Company.

-	IFRS 12 Disclosure of Interests in Other Entities

Notes to interim condensed consolidated financial statements (continued)

IFRS 12 set out for disclosures relating to an entity´s interests in subsidiaries, joint arrangements, associates and structured entities.  None of these disclosures are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided.  Accordingly, the Company has not made such disclosures.

-	IFRS 13 Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.   The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures.  Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period.  The Company provides these disclosures in Note 11.

-	IFRIC 20 Stripping costs in the Production Phase of a Surface Mine
IFRIC 20 clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.  The application of IFRIC 20 has not materially impacted the interim condensed consolidated financial statements for the Company.

In addition to the above mentioned and new standards, IFRS 1 First-time Adoption of International Financial Reporting was amended with effect for reporting periods starting on or after January 1, 2013.  The Company is not a first-time adopter of IFRS, therefore, this amendment is not relevant to the Company.

The Company has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.2	Basis of consolidation -
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2013 and March 31, 2012.

2.3	Seasonality - Seasonality is not relevant for the activities of the Group.

3.	Cash and term deposits
(a)	This caption consists of the following:

	March 31, 2013	December 31, 2012	March 31, 2012
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	2,003	1,973	2,053
Cash at bank (b)	46,857	37,870	32,728
Short-term deposits (c)	53,100	29,992	493,646
Cash balances included in statements of cash flows	101,960	69,835	528,427
Time deposits with original maturity greater than 90 days (c)	903,950	403,950	403,950
	1,005,910	473,785	932,377

Notes to interim condensed consolidated financial statements (continued)

(b)	Cash at bank is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)
As of March 31, 2013, December 31, 2012 and March 31, 2012, the short-term deposits held in local banks were freely available and earned interest at the respective short-term market rates.  Time deposits, with original maturities of less than three months, were collected in April 2013, January 2013 and April 2012, respectively.

As of March 31, 2013, December 31, 2012 and March 31, 2012 the long-term deposits were saved in local banks, were freely available and earned interest at the respective market rates, and have original maturities of 18 months.

As of March 31, 2013, these short and long-term deposits include approximately S/.762,067,000 related to the proceeds obtained in February 2013 through the issuance of Senior Notes.

4.	Inventories
During the three months ended March 31, 2013, the Company reversed the provision for inventory carried at net realizable value for S/.791,000. During the three months ended March 31, 2012, the Company does not have additions or recoveries of the provision for inventory obsolescence.

5.	Property, plant and equipment
During the three months ended March 31, 2013, the additions of the Company amounted to approximately S/.57,719,000 (S/.44,548,000 during the three months ended March 31, 2012), which are mainly related to  improvements in the cement plants located in Rioja, the construction of cement plant located in Piura and the construction of the diatomite bricks plant.

During the three-months ended as of March 31, 2013 and 2012, the borrowing costs incurred and related to eligible assets were not significant.

6.	Dividends
As of March 31, 2013, dividends payable amounted to S/.4,294,000 (S/.4,451,000 as of December 31, 2012).

7.	Provisions
The decrease in the liability is mainly explained for the payment of the workers´ profit sharing made in the first quarter of 2013.

8.	Income tax
The Company calculates the period income tax expense using the tax rate that would be applicable to expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated income statement and statement of comprehensive income are:

Notes to interim condensed consolidated financial statements (continued)

	For the three-month periods ended March 31,
	2013	2012
	S/.(000)	S/.(000)

Current income tax expense	(17,724)	(18,641)
Deferred income tax	(2,930)	2,481
Income tax expense, net	(20,654)	(16,160)
Income tax recognized in other comprehensive income	(1,483)	(2,257)

Total income tax	(22,137)	(18,417)

9.	Related party transactions
During the three months ended March 31, 2013 and 2012, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	For the three-month periods ended March 31,
	2013	2012
	S/.(000)	S/.(000)

Income
Fees for management and administrative services	129	94
Income from land and offices rental services	109	114
Interest income on loans to IPSA and an affiliate	-	2

Other transactions
Loans to IPSA	-	110

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of March 31, 2013 and December 31, 2012:

	March 31, 2013		December 31, 2012
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	282	-	70	-
Servicios Corporativos Pacasmayo S.A.C.	19	-	10	-
Compañía Minera Ares S.A.C.	194	-	67	232

	495	-	147	232

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions.  Outstanding balances are unsecured and interest free.  There have been no guarantees provided or received from any related party receivables or payables with respect to any related parties.  For the periods ended March 31, 2013 and December 31, 2012, the Company has not recorded any impairment of receivables owed by related parties.  This assessment is undertaken each financial year by examining the financial position of the related party.

Notes to interim condensed consolidated financial statements (continued)

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.7,708,000 during the three months ended March 31, 2013 (S/.6,212,000 during the three months ended March 31, 2012). The Company does not compensate management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated financial statements (continued)

10.	Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the three-month period attributable to common shares and investment shares of the parent by the weighted average number of common and investment  shares outstanding during the period.

The Group has no dilutive potential common shares as of March 31, 2013 and 2012.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended March 31,
	2013	2012
	S/.(000)	S/.(000)
Numerator
Net profit attributable to common and investment shares of the Parent	46,061	40,590

	For the three-month periods ended March 31,
	2013	2012
	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	581,964	530,952

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these financial statements.

	For the three-month periods ended March 31,
	2013	2012
	S/.	S/.

Basic and diluted earnings for common and investment shares	0.08	0.08

Notes to interim condensed consolidated financial statements (continued)

11.	Fair value of financial instrument
Financial instruments
Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Company as of March 31, 2013:

	Loans and receivables	Available- for-sale
	S/.(000)	S/.(000)

Financial assets
Trade and other receivables	72,044	-
Available-for-sale financial investments	-	39,837
Total current	72,044	39,837

Other receivables	300	-
Total non-current	300	-

Total	72,344	39,837

Financial liabilities
Trade other payables	106,040	-
Bank overdrafts	19,914	-
Total current	125,954	-

Loans at fixed rates	762,067	-
Total non-current	762,067	-

Total	888,021	-

Notes to interim condensed consolidated financial statements (continued)

Fair values
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of 31 March 2013 and December 31, 2012:

	Carrying amount		Fair value
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Cash and term deposits	1,005,910	473,785	1,005,910	473,785
Trade and other receivables	72,044	67,090	72,044	67,090
Available-for- sale financial investments	39,837	34,887	39,837	34,887
Total current	1,117,791	575,762	1,117,791	575,762

Trade and other receivables	300	970	300	970
Total non-current	300	970	300	970

Total	1,118,091	576,732	1,118,091	576,732

Financial liabilities
Trade and other payables	106,040	117,373	106,040	117,373
Financial obligations :
Loans at fixed rates	-	9,629	-	9,629
Bank overdrafts	19,914	13,255	19,914	13,255
Total current	125,954	140,257	125,954	140,257

Loans at fixed rates	762,067	192,571	738,748	169,079
Total non-current	762,067	192,571	738,748	169,079

Total	888,021	332,828	864,702	309,336

As of March 31, 2013 and December 31, 2012, the Company had no financial instruments to hedge its foreign exchange risk, interest rates or market prices fluctuations.

Hierarchy of fair value of financial instrument -
All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy descended as follow, based on the lowest level input that is significant to the fair value measurement as a whole.

Level 1: Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities.
Level 2: Valuation techniques (for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable).
Level 3: Valuation techniques (for which the lowest level input that is significant to the fair value measurement is unobservable).

Notes to interim condensed consolidated financial statements (continued)

As of March 31, 2013 and December 31, 2012, the Company held the following classes of financial instruments measured at fair value on the consolidated statement of financial position:

	March 31, 2013	December 31, 2012
	S/.(000)	S./(000)
Available-for-sale financial investments:
Level 1	950	831
Level 2	38,887	34,056
Level 3	-	-
Total	39,837	34,887

During the reporting period ending March 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements.  The fair value increase of S/.4,950,000, was recorded in other comprehensive income.

12.	Commitments and contingencies
Operating lease
As of March 31, 2013, the Company, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones Pacasmayo S.A.  This lease is annually renewable and for the three months ended March 31, 2013 provided an income of S/.109,000 (S/.114,000 as of March 31, 2012).

In May, 2012, the Company signed a contract with Petroleos del Peru – Petroperu S.A. to lease a land located in the north of Peru.  The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64% of the sales of phosphoric rock, but may not be less than US$1,600,000 annually. The expense as of March 31, 2013 amounted to S/.129,000 and it was recognized in the administrative expenses caption in the consolidated income statement.

Capital commitments
As of March 31, 2013, the Group had the following main commitments:

-	Construction of a cement plant located in Piura S/.168,081,000.
-	Development activities of phosphoric rock by S/.1,395,000.
-	The Group maintains long-term electricity supply agreements which billing are determined taking into consideration consumption of electricity and other market variables.
-	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of March 31, 2013 the Group has made contributions for US$16,893,000.

Environmental matters
The Company’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2012 and there have not been significant changes on this subject in the interim consolidated financial statements as of March 31, 2013 in comparison to the consolidated financial statement as of December 31, 2012.

Notes to interim condensed consolidated financial statements (continued)

Tax situation
During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2009/2010-2012	2009-2013
Cementos Selva S.A.	2009-2012	2009/2011-2013
Distribuidora Norte Pacasmayo S.R.L.	2008/2010-2012	2009-2013
Empresa de transmisión Guadalupe S.A.C.	2008-2012	2009-2013
Fosfatos del Pacífico S.A.	2009-2012	2009-2013
Salmueras Sudamericanas S.A.	2011-2012	2011-2013
Corianta S.A. (*)	2008-2011	(**)
Tinku Generacion S.A.C. (*)	2008-2011	Dec. 2008 / 2009-2011

(*) These subsidiaries were merged with the Company in December 2011.
(**)The period open to review by tax authorities for this entity are from January to May 2010 and from June to December 2011.

Through the date of these financial statements, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Company.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim consolidated financial statements as of March 31, 2013 and the consolidated financial statements as of December 31, 2012.

Legal claim contingency

As of March 31, 2013, some third parties have commenced actions against the Company in relation with its operations in the amount of S/.5,054,000.  Of this total amount, S/.1,223,000 correspond to a tax originated by the import of coal and S/.1,533,000 corresponds to labor claims from former employees and S/.2,298,000 is related to the tax assessments  received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Company cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Third parties
Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface mining unit in which the subsidiary Corianta S.A. made its operations in prior years. This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.192,000 and S/.221,000  for the three months ended March 31, 2013 and 2012, respectively.

Notes to interim condensed consolidated financial statements (continued)

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/.160,000 for the three months ended March 31, 2013 (S/.99,000 for the three months ended March 31, 2012).

Peruvian government
On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective on October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Management and its legal counsel believe that the specific regulations issued by the Ministry of Economy and Finance are unconstitutional because they impose with mining royalties tax on non-mining activities, which is not according with the Royalty Mining Law. In the case of the cement industry, this regulation states that the royalty must be calculated on operating profit or net sales of products whatever its stage, including, manually or industrially, finished products, hence the operating profit or net sales corresponds to cement sales and not under the limestone, mineral component used in the production of cement. As a consequence, the Group filed a claim against the Ministry of Economy and Finance and the Ministry of Mining and Energy asking to repeal the regulation of mining royalty referred to the definition of “the products whatever its stage”, so that royalty for non-metallic mining activities would be determined on base of the mineral resource effectively removed, as states the Mining Royalty Law.

In September 2012, the Company filed a constitutional claim to prevent the tax authority from applying the legal criteria defined in the amended royalty mining law retroactively, for the periods before such amendment was enacted, and to declare that the mining royalty tax applicable to the exploitation of non-metallic mining resources be calculated based solely on the value of the final product obtained from the mineral separation process, net of any costs incurred in that process (“componente minero”), excluding any profit obtained from the industrial activity.

In addition the Company has filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al Mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable.

Management and its legal counsel believe that the Company has strong legal arguments that support its position and a high probability of obtaining a favorable outcome in this process, nevertheless, Management cannot estimate a timeline for the resolution of this claim. As a result, the Company had recognized and paid a mining royalty for the first quarter of 2013 according to the provisions of the Mining Royalty Law, as interpreted by management and its legal and tax counsels.

Notes to interim condensed consolidated financial statements (continued)

If the Company would not obtain a favorable outcome in this process, and considering a literal application of this regulation, the royalty expense for the three-month period ended March 31, 2013 would have been S/.2,637,000 instead of S/.93,000, (S/.2,396,000 from January to March 2012 instead of S/.109,000 recorded on the financial statements for such period).

On December 26, 2012 and January 24, 2013, SUNAT issued tax assessments against the Company applying the new criteria established in the amended Royalty Mining Law, which included in the calculation profit obtained from industrial activity, to the years 2008 and 2009 amounting to S/.7,627,000 and S/.7,645,000, respectively, before the amendment was adopted.   The Company has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements as of March 31, 2013 or in the annual consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

Interest-bearing loans and borrowings covenants
Bank overdraft with BBVA Banco Continental

In March 2013, the Company signed an overdraft line for S/.30,000,000, which dues on May 18, 2013, and accrues interests at an annual rate of 4.80%.  As of March 31, 2013 the Group used S/.19,914,000 of the total overdraft limit.  The bank overdraft maintained by the Company as of December 31, 2012 for S/.13,255,000 expired on March 3, 2013.

Senior Notes listed in the Ireland Stock Exchange

As mentioned in note 1, in February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. The proceeds obtained with this transaction, net of related fees amounted to S/.762,067,000.

As of March 31, 2013 the Senior Notes have the following covenants calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

-	The consolidated debt-to-Ebitda ratio would be no greater than 3.5 to 1.

In Management´s opinion, as of March 31, 2013, the Company and the Guarantee Subsidiaries complied with the mentioned covenants.

Prepayment of deb
During the three month period ended as of March 31, 2013, the Company prepaid the loan maintained with BBVA Banco Continental amounting to S/.202,200,000 using the proceeds obtained from the Senior Notes issued in February 2013.

Notes to the interim consolidated financial statements (continued)

13.	Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross margin	Profit before income tax	Income tax	Profit for the period	Segment assets	Other assets	Total assets	Segment liabilities
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2013
Cement, concrete and blocks	257,083	1	257,084	118,608	69,486	(21,825)	47,661	2,536,246	-	2,536,246	992,774
Construction supplies	24,372	48	24,420	718	48	(15)	33	22,344	-	22,344	27,259
Quicklime	9,501	-	9,501	1,730	(197)	62	(135)	134,151	-	134,151	-
Other	371	581	952	(412)	(3,578)	1,124	(2,454)	242,979	39,837	282,816	11,530
Adjustments and eliminations	-	(630)	(630)	-	-	-	-	-	-	-	-
Consolidated	291,327	-	291,327	120,644	65,759	(20,654)	45,105	2,935,720	39,837	2,975,557	1,031,563

2012
Cement, concrete and blocks	227,436	246	227,682	103,820	56,865	(16,385)	40,480	1,929,599	-	1,929,599	445,985
Construction supplies	37,956	922	38,878	950	(582)	168	(414)	23,122	-	23,122	33,728
Quicklime	11,255	-	11,255	4,528	2,103	(606)	1,497	133,748	-	133,748	-
Other	701	622	1,323	151	(2,302)	663	(1,639)	261,968	34,887	296,855	9,496
Adjustments and eliminations	-	(1,790)	(1,790)	-	-	-	-	-	-	-	-
Consolidated	277,348	-	277,348	109,449	56,084	(16,160)	39,924	2,348,437	34,887	2,383,324	489,209

Inter-segment revenues of S/.630,000 and S/.1,790,000 as of March 31, 2013 and 2012, respectively are eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets
As of March 31, 2013 corresponds to the available-for-sale investments caption for approximately S/. 39,837,000 (S/.34,887,000 as of December 31, 2012) which is not allocated to any segment.

Geographic information
All revenues are from Peruvian clients.

As of March 31, 2013 and December 31, 2012, all non-current assets are located in Peru.  During 2012, the Group had a land of the subsidiary Zemex LLC. amounting to S/.2,312,000 that was located in United States Of America (its only non-current asset). This land was sold in December of 2012 for S/.6,220,000, resulting in a net gain of S/.3,992,000, which was recorded in “other operating income, net” caption of the consolidated income statements of the year 2012.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 30, 2013